Filed Pursuant To Rule 433

Registration No. 333-180974

October 15, 2012

The Cost Case For GLD

By Paul Baiocchi | August 31, 2012

The cost of trading an ETF goes beyond expense ratios, and in the case of hedge funds and institutions, that’s especially true.

In a blog last week, I explored the positions two high-profile hedge fund managers, John Paulson and George Soros, are taking in the SPDR Gold Shares (NYSEArca: GLD), the huge gold ETF.

In that piece, I compared the round-trip cost over the course of a year of buying, holding and selling GLD with the cost of the iShares Gold Trust (NYSEArca: IAU). I stand by this analysis as it relates to retail investors.

After all, the average spreads and expense ratio figures I quoted are indisputable. Those are the round-trip costs a retail investor is likely to have to pay in buying and selling the funds.

Different Investors, Different Costs

The problem is I used two institutional investors to make my case. As I attempted to touch on, liquidity means different things to different investors. For example, when I stated that the two funds are similarly liquid, that only holds true for retail investors.

Sure, the average bid/ask spread for IAU is 0.06 percent compared with 0.01 percent or less for

GLD, but the difference in share price plays a big role in that. After all, a penny spread on GLD — a $160-a-share ETF — is significantly smaller on a percentage basis than a penny spread on IAU, a $16-a-share ETF.

And that leads me into my next point: Because GLD represents a 10th of an ounce of gold compared with 1/100 of an ounce for IAU, we must use the notional value of a position to compare apples with apples. And this is where new frictions come into play for institutional investors like Paulson and Soros.

When big players are trading 25,000 shares or more of an ETF, or buying and selling block-sized trades, they have to work orders with broker-dealers to ensure optimal pricing. These broker-dealers may be nice folks, but they don’t do their jobs for free.

In fact, the going rate for their services is usually about a penny a share. Since IAU is one-tenth the price of GLD, the cost of trading IAU will be significantly higher for the institutional investors in question. Take the following example where one investor trades $1 million in notional value of both GLD and IAU.

As you can see, the round-trip cost for institutions trading GLD is more than 6 basis points cheaper than IAU on the same notional value. In that way, the higher share price of GLD is a benefit to institutional investors because the share count required to get the same notional exposure is one-tenth that of IAU.

ETF	Notional Value of Trade	Share Price*	Share Count	Commission**	Percent Cost	Holding Cost	Spreads	Institutional Round Trip Cost
GLD	$1,000,000.00	$160.67	6,223.94	$62.24	0.0062%	0.40%	0.01%	0.4224%
IAU	$1,000,000.00	$16.13	61,996.28	$619.96	0.0620%	0.25%	0.06%	0.4340%

*	As of 1:56 PM EST 8/30/2012
**	Based on $0.01 per share estimate

So it follows that the commission expense on the same notional value for IAU is 10 times that of GLD.

This concept of notional value is relevant in more ways than one. Many institutions — and I’m assuming Paulson and Soros fit in this group — use derivatives to either hedge or enhance their positions in ETFs like GLD or IAU.

Options Costs Matter Too

It therefore stands to reason that the more notional value traded in listed options on an ETF, the more attractive that ETF may be. To that end, GLD has a far more robust options market than does IAU: The current notional value of open interest in GLD options is nearly $63 billion compared with just over $100 million for IAU.

Again, since the exposure offered by the two funds is fungible — save for the proportional difference — it’s conceivable that institutions could use options on either GLD or IAU to hedge or enhance their positions.

They would just need to manage the notional exposure. As such, an investor in IAU could use GLD options — in proper proportion, of course — to hedge or enhance his or her position, or vice versa.

The problem, once again, comes down to cost. The added cost of buying 10 more IAU options for every one GLD option is likely to overwhelm any benefit of using IAU options in place of GLD options. In fact, the additional friction of wider spreads and shallower liquidity in IAU options would compound this issue.

In the end, the old adage that no two investors are the same is quite appropriate here.

Based on my analysis, retail investors do have the potential to save money by choosing IAU over GLD. Institutions, on the other hand, will find GLD to be the clear choice.

As a final thought, let’s not forget all the registered investment advisors using these ETFs to accomplish their goals for clients. Many such RIAs manage huge sums of money and employ complex strategies that may or may not include derivatives.

As such, the choice between the two funds will vary even within investor buckets.

The bottom line is that a brand-name ETF is not always the best choice. But in order to determine if that is the case, it is critical that investors dig deep enough into all aspects of each alternative to see which fits their own individual needs.

In the case of GLD and IAU, Paulson and Soros have hit the nail on the head.

FOR PUBLIC USE.

Important Risk Information

ETFs trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns.

While the shares of ETFs are tradable on secondary markets, they may not readily trade in all market conditions and may trade at significant discounts in periods of market stress.

Unless otherwise noted, the opinions of the authors provided are not necessarily those of State Street. The experts are not employed by State Street but may receive compensation from State Street for their services. Views and opinions are subject to change at any time based on market and other conditions.

Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Important Information Relating to SPDR Gold Trust:

The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.

GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.

GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares.

“SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations that could affect investors’ rights may be found in GLD’s prospectus.

For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111  —  866.320.4053   —  www.spdrgoldshares.com

IBG-6919 Exp. Date: 9/30/2013 IBG.IUGLDIAU.0912

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SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.